EXHIBIT 12

RURAL ELECTRIC COOPERATIVE GRANTOR TRUST (SOYLAND) 1993-B2
Computation of Ratio of Margins to Fixed Charges

For the Years Ended December 31, 2002, 2001, 2000, 1999 and 1998

	2002	2001	2000	1999	1998

Net margins	$—	$—	$—	$—	$—
Add: Fixed charges	2,913,879	3,166,132	3,396,697	3,607,513	3,674,000

Margins available for fixed charges	$2,913,879	$3,166,132	$3,396,697	$3,607,513	$3,674,000

Fixed charges:
Interest on all debt	$2,913,879	$3,166,132	$3,396,697	$3,607,513	$3,674,000

Total fixed charges	$2,913,879	$3,166,132	$3,396,697	$3,607,513	$3,674,000

Ratio of margins to fixed charges	1.00	1.00	1.00	1.00	1.00

16